Exhibit 99.1

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Volatility management strategy and resilient results 3 HIGHLIGHTS Adjusted EBITDA/ton¹ - pulp: R$ 1,480 Adjusted EBITDA/ton – paper: R$ 1,145 Operating Cash Generation2: R$ 1.8 billion 1 Excluding the volume related to Klabin sales 2Operating cash generation = Adjusted EBITDA less maintenance capex. 3 Net Debt / Adjusted EBITDA in the last 12 months. Synergies being captured as planned Financial leverage (US$)3: 3.3x Net average export price - pulp: US$ 711 / t

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Cash cost of pulp¹ - 1Q19 vs. 4Q18 (ex-downtimes – R$/ton) Pulp Cash cost pressured by lower production volume and wood supply mix 6 Cash cost of pulp1 – 1Q19 vs. 1Q18 (ex-downtimes – R$/ton) 1For 4Q18 and 1Q18 data is pro forma, considering the sum of the results of the companies, or weighted, when applicable. (30) (40) 292 12 304 251 (1) 250 138 14 153 (10) 651 667 4Q18 Cash Cost ? Pulp ? Chemicals ? Fixed Cost ? Energy 1Q19 Cash Cost Pulp Chemicals Fixed Cost Energy (27) (40) 286 18 304 237 13 250 116 38 153 (13) 612 667 1Q18 Cash Cost ? Pulp ? Chemicals ? Fixed Cost ? Energy 1Q19 Cash Cost

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Adjustment of production to meet demand and manage inventory levels 9 Maximization of NPV in the long term Preservation of more productive forest base Wood supply mix management Gradual implementation during the year 1Production capacity depending on conditions of global pulp market. Estimated Market Pulp Production in 20191 million tons 9.0 – 9.4

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